Exhibit 99.1

Ozon Announces the Cancellation Date for its $750 Million Senior

Unsecured Convertible Bonds Due 2026

May 19, 2023 — Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, thereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”), an operator of the leading Russian e-commerce platform, provides further update in respect of its $750 million 1.875 per cent. senior unsecured convertible bonds due 2026 (“Bonds”) issued by the Company with ISIN: XS2304902443.

Pursuant to the terms of the written resolutions duly passed on October 25, 2022 by the holders of over 90 per cent. in principal amount of the Bonds outstanding (the “Written Resolutions”), the Company was required to implement the consents and amendments to the terms and conditions of the Bonds. Unless otherwise defined herein, capitalized terms shall have the meanings given to them in the Written Resolutions.

As of the date of this announcement, the Company has paid Cash Redemption Amount to Bondholders holding 94% in principal amount of the Bonds, comprised of all eligible holders of the Bonds who submitted validly completed Eligibility Instructions by the Cut-off Time (i.e. before 4 pm London time on April 5, 2023) in accordance with the Written Resolutions, and all applicable sanctions laws and regulations.

This announcement constitutes a USD Settlement Confirmation Notice. The RUB Settlement Confirmation Notice was published on April 19, 2023.

The Company hereby announces the occurrence of the Cancellation Date. As of the Cancellation Date and in accordance with the Written Resolutions, all of the Bonds outstanding are deemed cancelled (and the holders of the Bonds have no further rights thereunder, other than as set out in the Deed Poll). The trust deed dated February 24, 2021 and all ancillary documents relating to the Bonds (other than the Deed Poll) have terminated and have no further force and effect.

IMPORTANT. In accordance with the undertakings provided by the holders of the Bonds in their Eligibility Instructions and in order to memorialise the cancellation of the Bonds, the Company hereby requests the Bondholders whose bonds are held through custodians and direct participants, in the clearing systems, who are not Sanctioned Persons to deliver cancellation instructions with respect to the relevant Bonds. The holders of the Bonds may contact the Company at cbond_documents@ozon.ru and/or the Information, Tabulation and Settlement Agent at ozonconsent@i2capmark.com for further information and assistance with delivering the required cancellation instructions.

The Deed Poll is effective as of and from the Cancellation Date. Holders of the Bonds who did not submit validly completed Eligibility Instructions by the Cut-off Time are able to submit such instructions during the Holding Period commencing on the Cancellation Date. Following submission of a validly completed Eligibility Instruction, such holders shall have the right to receive the Cash Redemption Amount (as defined in the Deed Poll) subject to and in accordance with the terms of the Deed Poll. The Deed Poll is available at https://ir.ozon.com/restructuring. For further information relating to the Deed Poll please contact the Company at cbond_documents@ozon.ru.

For further information on the cancellation of Bonds, please refer to the Memorandum at https://ir.ozon.com/restructuring.

About Ozon

Ozon is a multi-category e-commerce platform operating in Russia, Belarus and Kazakhstan. Its fulfillment infrastructure and delivery network enable Ozon to provide its customers with fast and convenient delivery via couriers, pick-up points or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow entrepreneurs to sell their products across Russia’s 11 time zones and offer customers wide selections of goods across multiple product categories. Ozon also provides value-added services such as fintech. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

The information contained in this press release is restricted and is not for release, publication to, distribution in or into the United States (except to qualified institutional buyers, “QIBs”), Canada, South Africa, Australia or Japan. This communication does not constitute an offer to sell or purchase or a solicitation of an offer to sell or purchase, or the solicitation of tenders or consents with respect to the senior unsecured bonds of Ozon Holdings PLC (the “Company”), convertible into American Depositary Shares of the Company (the “Bonds”) or any other securities of the Company.

The information contained in this press release does not constitute an offer of, or the solicitation of an offer to buy or subscribe for an offer to purchase or the solicitation of an offer to sell any security in the United States (except to QIBs) (including its territories and dependencies, any State of the United States and the District of Columbia) or to any person in any other jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution in Australia, South Africa, Canada or Japan. The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”), or under the applicable securities laws of Australia, South Africa, Canada or Japan, and the Bonds may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

The information contained in this press-release does not constitute an offer of securities to the public: (a) within the meaning of Article 2(d) of Regulation (EU) 2017/1129 in the EEA; or (b) within the meaning of Article 2(d) Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”) in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.

This information contained in this press release is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation to or for the benefit of any Russian person or entity and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this press release is not intended for any persons in the Russian Federation who are not “qualified investors” within the meaning of article 51.2 of the Federal Law No. 39-FZ “On the Securities Market” dated 22 April 1996, as amended (the “Russian QIs”) and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. The Bonds have not been and will not be registered or admitted to trading in Russia and are not intended for “placement”, “public placement”, “circulation” or “public circulation” in Russia (each as defined in Russian securities laws) by any means unless and to the extent otherwise permitted under Russian law. This information contained in this press release may not correspond to the risk profile of a particular investor, does not take into account one’s personal preferences and expectations on risk and/or profitability and does not constitute an individual investment recommendation for the purposes of Russian law.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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